Exhibit 23.01

      Consent of Independent Certified Public Accountants

The Board of Directors
Dravo Corporation:

We consent to the use of our report dated January 24, 1996 relating to the consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995 incorporated herein by reference.

Our report contains an explanatory paragraph that states the Company adopted the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112 in 1994, and the methods of accounting for postretirement benefits other than pensions and income taxes prescribed by Statements of Financial Accounting Standards No. 106 and 109, respectively, in 1993.

Pittsburgh, Pennsylvania
June 28, 1996